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                                                                 Exhibit (a)(14)

                                                           For Immediate Release


LOCKHEED MARTIN/COMSAT CORPORATION JOINT STATEMENT

BETHESDA, Maryland, January 22, 1999 - Lockheed Martin Global Telecommunications CEO John Sponyoe and COMSAT Corporation President and CEO Betty Alewine today responded to a joint statement from Senate Subcommittee on Communications Chairman Conrad Burns and House Commerce Committee Chairman Tom Bliley committing to rapid consideration of positive satellite reform legislation.

"We are encouraged that the chairmen have committed to placing satellite reform at the top of their respective legislative agendas," said Sponyoe and Alewine. "Today's letter to the Federal Communications Commission demonstrates that the chairmen are committed to working together to enact necessary and meaningful reform of the Communications Satellite Act of 1962."

Sponyoe and Alewine were reacting to a letter sent to the FCC Chairman William Kennard stating the Chairmen's intention to move satellite reform legislation early in the legislative session. The letter asked that, in light of this expected progress, the FCC postpone its own proceeding considering the Lockheed Martin/COMSAT combination, which requires both FCC and congressional action.

Sponyoe and Alewine said that while the FCC must determine its response to the congressional leaders, the two companies remain steadfast in their belief that the Lockheed Martin/COMSAT combination is consistent with congressional goals regarding deregulation and privatization, and beneficial to the U.S. telecommunications industry. "As Senator Burns noted, the potential merger of Lockheed Martin and COMSAT will be pro-competitive and holds enormous potential in the emergence of this exciting new market."

Contacts:  Charles Manor, Lockheed Martin Global Telecommunications,
           301/581-2720
           Susan Lewis Sallet, COMSAT Corporation, 301/214-3442